EXHIBIT 99.1

ING publishes proxy materials for 2021 AGM

ING publishes proxy materials for 2021 AGM

ING Groep N.V. today published the proxy materials for its Annual General Meeting (AGM), to be held on Monday 26 April 2021. The proxy materials, including the agenda for the AGM, are available on the ING website (www.ing.com/agm).

In light of the Covid-19 pandemic and related government guidance and legislation, the 2021 AGM will be held virtually, without the possibility for shareholders’ physical attendance. The meeting will be webcast live via www.ing.com. Instructions on registration, virtual attendance, voting and submitting questions are available at www.ing.com/agm. ING will continue to closely monitor developments and will publish any further updates on the AGM at the website.

Given the ECB recommendations regarding dividend payments in light of the Covid-19 pandemic, it will be proposed to the AGM to declare the interim dividend of €0.12 per ordinary share, paid in February 2021, as final dividend over 2020. In line with ING’s distribution policy of 50% of resilient net profit, the remaining amount (€0.27 per share) is reserved, with the intention to make an additional distribution after 30 September 2021. We also intend to distribute the amount originally reserved for 2019 after 30 September 2021, all subject to prevailing ECB recommendations and relevant approvals.

The agenda for the AGM includes the proposal to appoint Ljiljana Čortan as member of the Executive Board, as announced on 6 November 2020. Ljiljana Čortan has been serving as chief risk officer and member of the Management Board Banking since 1 January 2021. The proposed appointment of Ljiljana Čortan has been approved by the European Central Bank.

ING also proposes to the AGM to reappoint Steven van Rijswijk, CEO of ING, to the Executive Board for a next term of four years. Steven van Rijswijk was appointed to the Executive Board at the AGM in 2017. He served as chief risk officer from 1 August 2017 until 1 July 2020, when he became chairman of the Executive Board and CEO.

As announced on 10 March 2021, it is proposed to the AGM to appoint Lodewijk Hijmans van den Bergh as member of the Supervisory Board. Upon decision by the AGM, the appointment of Lodewijk Hijmans van den Bergh will be effective as of the end of the AGM on 26 April 2021. The proposed appointment of Lodewijk Hijmans van den Bergh has been approved by the European Central Bank.

As also announced on 10 March 2021, it will be proposed to the AGM to reappoint Margarete Haase and Hans Wijers for a next term of four years as member of the Supervisory Board. They both were first appointed in 2017. After completing his four year term since appointment in 2017, Jan Peter Balkenende will at his request retire from the Supervisory Board at the end of the AGM 2021 to focus on other future activities.

Full details of all voting items, including the aforementioned proposals, are included in the proxy materials published today. The proxy materials also include the 2020 Annual Report of ING, including the Financial Statements (Annual Accounts) and the reports of the Executive Board and the Supervisory Board, as published on 11 March 2021, as well as other information and documents as required by law. Information for holders of American depositary shares is available at www.ing.com/ads. Shareholders are advised to check the information on the website regularly for any updates.

Note for editors
For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A-list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates, (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes affecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) political instability and fiscal uncertainty in Europe and the United States, (7) discontinuation of or changes in ‘benchmark’ indices, (8) inflation and deflation in our principal markets, (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (10) failures of banks falling under the scope of state compensation schemes, (11) non-compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks, (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions,, (also among members of the group), (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions, (16) ING’s ability to meet minimum capital and other prudential regulatory requirements, (17) changes in regulation of US commodities and derivatives businesses of ING and its customers, (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities, (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues, (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA, (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (22) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (23) changes in general competitive factors, including ability to increase or maintain market share, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties, (26) changes in credit ratings, (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (28) inability to attract and retain key personnel, (29) future liabilities under defined benefit retirement plans, (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this annual report. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the filing of this document or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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